ANTHONY L.G., PLLC

laura aNTHONy, esq

GEOFFREY ASHBURNE, ESQ*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

PHILIP MAGRI, ESQ.******

STUART REED, ESQ

MARC S. WOOLF, ESQ

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

May 29, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 011, LLC (the “Company”) Offering Statement on Form 1-A Supplemental Response filed May 14, 2020 File No. 024-11198

Dear Sir or Madam:

The following is a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated May 28, 2020. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Supplemental Response filed May 14, 2020

General

1.

Comment: We note your response to comment 3, but we are not persuaded by your response. The landing page of your website includes a statement soliciting investors to “Join an exclusive community of blue-chip art investors,” and “Browse paintings to invest in by the most popular blue-chip and established artists.” You also provide quotes from other investors, describing the “incredible opportunity”of investing in art. These statements do not appear to be merely describing the Masterworks platform, but soliciting investors to invest in Masterworks offerings. Therefore, please revise the landing page of your website to include the information required by Securities Act Rule 255(b)(4). Alternatively, please revise your website to remove statements that appear to suggest you are soliciting investments in your offerings.

Response: In light of the Staff’s determination that the landing page of the website includes statements that are soliciting investment in Masterworks offerings, including “Join an exclusive community of blue-chip art investors,” and “Browse paintings to invest in by the most popular blue-chip and established artists,” and quotes describing the “incredible opportunity” of investing in art, Masterworks has added the disclosures required by Securities Act Rule 255 to the landing page of the website. Given that Masterworks has a large number of offering statements on file with the SEC, including qualified offering statements and those awaiting SEC qualification, Masterworks has included an active hyperlink on the main landing page to a separate website page that provides appropriate context and contains direct hyperlinks to all offering circulars currently on file with the SEC.

2.	Comment: We note your response to comment 4, but we are not persuaded by your response. While the sponsored ads do not refer to a specific offering or series asset, these ads appear to solicit an investment through the Masterworks platform, which necessarily includes an investment in one of the Masterworks offerings. Therefore, please confirm that you will revise future sponsored advertisements to ensure compliance with Rule 255 of Regulation A.

Response: In response to the Staff’s comment, Masterworks confirms that it will revise future sponsored advertisements to ensure compliance with the requirements of Rule 255 of Regulation A.

If the Staff has any further comments regarding the offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kathrine Bagley/U.S. Securities and Exchange Commission
Jennifer Lopez-Molina/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 011, LLC

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